Exhibit 99.6

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

26 June 2014

Change of Share Registry Address Notification - Mission NewEnergy Limited (MBT)

Mission NewEnergy Limited (ASX:MBT) today provides the following market update. In accordance with listing rule 3.15.1, please be advised that effective Monday, 30 June 2014, Link Market Services Limited, the MBT share registry, will be located at the following address:

Level 4 Central Park

152 St Georges Terrace

Perth WA 6000

All other details, including telephone numbers, remain unchanged.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 james@missionnewenergy.com